Ehhibit 99.1

FOR IMMEDIATE RELEASE: November 16, 2021

CONTACT: mindmed@150bond.com

MindMed Launches Study of Low-Dose LSD Effects on Sleep and Cognitive Measures

Mind Medicine (MindMed) Inc. (NASDAQ: MNMD; NEO: MMED; DE: MMQ; the "Company"), a leading biotech company developing psychedelic-inspired therapies, is pleased to announce it has launched recruitment for a randomized placebo-controlled study evaluating the effects of daytime and evening administration of repeated low doses of LSD (the “LSD Study”).

Researchers will use digital measurement devices and software to measure the effects of microdoses of LSD on neuroplasticity markers such as BDNF plasma levels, as well as on various sleep measures, mood, cognitive performance, regulation of emotions, quality of life, and immune system response. The study will be conducted by Dr. Kim Kuypers of Maastricht University, a leading global authority on the use of low dose psychedelics.

"Research into the practice of taking repeated low doses of psychedelics starts with the basics, looking at whether there is a time of day that influences the impact of these treatments,” said Dr. Kuypers. “We are investigating whether the repeated intake of lower doses could lead to realignment of patterns of thinking that would enable individuals to access levels of self-awareness that can provide an enriched experience of life."

“Increasingly, claims are being made about so-called ‘microdosing’ of psychedelics regarding the potential to impact mental and physical well-being, cognition, memory, and specific aspects such as creativity and productivity,” said Dr. Miri Halperin Wernli, MindMed’s Executive President. “However, scientific evidence to support or even fully explore the safety and benefits claimed has been lacking. With our innovative study design, integrating digital medicine measurement techniques with more traditional self-reporting and cognitive tasks, our goal is to provide insight on key parameters that may impact and explain the mechanisms behind low-dose treatments. These parameters include diurnal versus nocturnal differences and possible cumulative effects due to repeated administration. This regimen could provide new tools to deal with various pathologies, helping to unblock pathological ways of thinking by shifting an individual’s perspective, catalyzing insights and ultimately changing problematic and habitual mindsets and behaviors.”

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the potential safety and benefits of ‘microdosing’ of psychedelics and the ability of the Company to complete and achieve the goals of the LSD study. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com

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